Exhibit 99.3
33/F, Building A, Eagle run Plaza, 26 Xiao Yun Road, Beijing, 100016, People’s Republic of China www. Linktone.com
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF LINKTONE LTD.
FOR THE 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 14, 2008
     The undersigned shareholder of LINKTONE LTD., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of 2008 Annual General Meeting of Shareholders and proxy statement (either through the Internet or paper or email copy), each dated October 15, 2008, and hereby appoints Michael Guangxin Li and Jimmy Lai, or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2008 annual general meeting of shareholders of the Company to be held on November 14, 2008 at 10:00 a.m., Beijing time, at the Company’s offices located at 33/F, Building A, Eagle Run Plaza No. 26, Xiao Yun Road, Chaoyang District, Beijing 100016, People’s Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of 2008 annual general meeting and proxy statement previously furnished to you either through the Internet or paper or email copy.
     This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:
     PROPOSAL NO. 1: Re-elect two Class I directors as named below for the term specified or until their successors are elected and duly qualified:

NAME	CLASS	TERM	FOR	AGAINST	ABSTAIN
1. Thomas Hubbs	I	Three (3) Years
2. Muliawan Guptha	I	Three (3) Years
☐ FOR ALL NOMINEES

     PROPOSAL NO. 2: Appoint Grant Thornton as independent registered public accountants of Linktone Ltd. for the fiscal year ending December 31, 2008.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: , 2008 SHAREHOLDER NAME:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.
Please date, sign and mail this
proxy card back as soon as possible!

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